FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April, 2005
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 Fourth Quarter and Annual Financial Results	3

Signatures		11

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 Fourth Quarter and Annual Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2004 FOURTH QUARTER AND
ANNUAL FINANCIAL RESULTS

Net Revenues, Operating Income and Net Income Increase for the Year

Buenos Aires, April 5, 2005 – Claxson Interactive Group Inc. (XSONF OB; “Claxson” or the “Company”), today announced financial results for the three and twelve-month periods ended December 31, 2004. As previously announced, the Company expects to finalize the sale of its TV Broadcast operation Chilevision in the coming weeks and in accordance with applicable accounting principles, the assets, liabilities and operations of Chilevision are reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company. To facilitate understanding of the Company’s performance in 2004, set forth below, in addition to the results of operations showing Chilevision as a discontinued operation under U.S. GAAP, is a discussion of the results of operations of the Company including Chilevision.

Financial Highlights

Fourth Quarter 2004

Net revenue, including Chilevision, for the fourth quarter of 2004 was $28.0 million, a 24% increase from net revenue of $22.5 million for the fourth quarter of 2003. Operating expense, including Chilevision, for the three months ended December 31, 2004 was $25.4 million, a 34% increase from the $19.0 million for the fourth quarter of 2003. Operating income was $2.6 million for the three-month period ended December 31, 2004 compared to $3.5 million for the three-month period ended December 31, 2003.

Fiscal Year 2004

Net revenue, including Chilevision, for the twelve-month period ended December 31, 2004 was $95.7 million, a 17% increase compared to $81.8 million for the comparable period in 2003. Operating expense, including Chilevision, for the twelve-month period ended December 31, 2004 was $86.7 million compared to $76.5 million in the comparable period of 2003. Operating income was $9.0 million for the twelve-month period ended December 31, 2004 compared to $5.3 million for the same period in 2003, representing a 70% increase.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (INCLUDING CHILEVISION) — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended December 31,

2004
Pay TV	$13,469	$11,404	$732	$12,136	$1,333
Broadcast (including Chilevision)	14,468	11,094	796	11,890	2,578
Internet & Broadband	24	252	—	252	(228)
Corporate	50	1,130	—	1,130	(1,080)

Total	$28,011	$23,880	$1,528	$25,408	$2,603

2003
Pay TV	$11,963	$8,272	$1,092	$9,364	$2,599
Broadcast (including Chilevision)	10,493	7,919	380	8,299	2,194
Internet & Broadband	9	72	—	72	(63)
Corporate	—	1,257	—	1,257	(1,257)

Total	$22,465	$17,520	$1,472	$18,992	$3,473

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Twelve Months Ended December 31,

2004
Pay TV	$49,931	$40,195	$3,165	$43,360	$6,571
Broadcast (including Chilevision)	45,590	35,266	2,832	38,098	7,492
Internet & Broadband	100	1,057	7	1,064	(964)
Corporate	50	4,151	—	4,151	(4,101)

Total	$95,671	$80,669	$6,004	$86,673	$8,998

2003
Pay TV	$48,215	$37,587	$3,540	$41,127	$7,088
Broadcast (including Chilevision)	33,394	26,020	2,446	28,466	4,928
Internet & Broadband	178	2,069	7	2,076	(1,898)
Corporate	—	4,854	—	4,854	(4,854)

Total	$81,787	$70,530	$5,993	$76,523	$5,264

“We are really proud of the evolution of Claxson’s financial performance. Since it was organized in 2001, our company has been through three different and challenging stages: Merger in 2001, restructuring in 2002, and progressing in the path to consolidation in the last two years. We progressed successfully through each stage, and starting 2002, operating income has increased consistently from year to year, reaching US$ 9.0 million in 2004”, said Roberto Vivo, Chairman and CEO. “I see our Company ready to face future growth opportunities. Once we successfully sell Chilevision, we will be able to focus on the Pay TV division, with excellent prospects for the middle and long term.”

Fourth Quarter and Fiscal Year 2004 excluding Chilevision

Net revenue, excluding Chilevision, for the fourth quarter of 2004 was $19.5 million, a 19% increase from net revenue of $16.4 million for the fourth quarter of 2003. Operating expense for the three months ended December 31, 2004 was $17.7 million, a 36% increase from the $13.0 million for the fourth quarter of 2003. Operating income was $1.8 million for the three-month period ended December 31, 2004 compared to $3.3 million for the three-month period ended December 31, 2003. Foreign currency exchange gain for the three-month period ended December 31, 2004 was $0.3 million compared to a foreign exchange loss of $0.7 million for the three-month period ended December 31, 2003. Net income from continuing operations for the three months ended December 31, 2004 was $0.7 million ($0.03 per common and diluted share), compared to a $0.2 million ($0.01 per common and diluted share) for the same period in 2003.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended December 31,

2004
Pay TV	$13,469	$11,404	$732	$12,136	$1,333
Broadcast Radio	5,923	3,621	532	4,153	1,770
Internet & Broadband	24	252	—	252	(228)
Corporate	50	1,130	—	1,130	(1,080)

Total	$19,466	$16,407	$1,264	$17,671	$1,795

2003
Pay TV	$11,963	$8,272	$1,092	$9,364	$2,599
Broadcast Radio	4,431	2,263	116	2,379	2,052
Internet & Broadband	9	72	—	72	(63)
Corporate	—	1,257	—	1,257	(1,257)

Total	$16,403	$11,864	$1,208	$13,072	$3,331

Net revenue, excluding Chilevision, for the twelve-month period ended December 31, 2004 was $68.2 million, a 8% increase from net revenue of $63.0 million for the same period of 2003. Operating expense, excluding Chilevision, for the twelve months ended December 31, 2004 was $61.9 million, a 7% increase from the $58.0 million for 2003. Operating income was $6.3 million for the twelve-month period ended December 31, 2004 compared to $5.0 million for the twelve-month period ended December 31, 2003. Foreign currency exchange loss for the twelve-month period ended December 31, 2004 was $0.2 million compared to a foreign currency exchange gain of $8.5 million for the twelve-month period ended December 31, 2003. Net income from continuing operations for the twelve months ended December 31, 2004 was $3.7 million ($0.19 per common share and $0.18 per diluted share), compared to a $7.7 million ($0.41 per common share and $0.40 per diluted share) for the same period in 2003.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Twelve Months Ended December 31,

2004
Pay TV	$49,931	$40,195	$3,165	$43,360	$6,571
Broadcast Radio	18,103	11,569	1,738	13,307	4,796
Internet & Broadband	100	1,057	7	1,064	(964)
Corporate	50	4,151	—	4,151	(4,101)

Total	$68,184	$56,972	$4,910	$61,882	$6,302

2003
Pay TV	$48,215	$37,587	$3,540	$41,127	$7,088
Broadcast Radio	14,601	8,372	1,498	9,870	4,731
Internet & Broadband	178	2,069	7	2,076	(1,898)
Corporate	—	4,854	—	4,854	(4,854)

Total	$62,994	$52,882	$5,045	$57,927	$5,067

PAY TV

Net revenue for the fourth quarter of 2004 was $13.5 million, a 13% increase from net revenue of $12.0 million for the fourth quarter of 2003. The increase in net revenue is principally attributable to an increase in subscriber-based fees and advertising sales due to an improvement of the advertising market throughout the region.

Net revenue for the twelve-month period ended December 31, 2004 was $49.9 million compared to $48.2 million for the same period of 2003. The increase is explained by higher advertising and subscriber-based fee revenues, partially offset by a decrease of $1.0 million in production and other services as a result of the cancellation of services provided to the Locomotion Channel and other third parties.

Operating expense (before depreciation and amortization) for the fourth quarter of 2004 was $11.4 million compared to $8.3 million for the same period in 2003. The increase is principally attributable to higher programming expenditures as a result of increased original productions and higher selling cost.

Operating expense (before depreciation and amortization) for the twelve-month period ended December 31, 2004 was $40.2 million compared to $37.6 million for the same period of 2003, the increase is principally attributed to higher programming, technology and sales expenses as a result of increased revenues.

Operating income for the fourth quarter of 2004 was $1.3 million compared to an operating income of $2.6 million for the same period in 2003. Operating income for the twelve-month period ended December 31, 2004 was $6.6 million compared to $7.1 million for the same period of 2003.

As of December 31, 2004, the Company’s owned basic and premium channels reached 42.7 million aggregate subscribers, a 14% growth compared to its subscriber base as of December 31, 2003. Playboy TV, FTV, and Retro were the Company’s channels that reported the strongest growth compared to the same period in 2003.

BROADCAST (including Chilevision)

Net revenue for the fourth quarter of 2004 was $14.5 million, a 38% increase from net revenue of $10.5 million for the fourth quarter of 2003. The increase is primarily attributable to improved ratings of our radio stations (Chile and Uruguay) and Chilevision that enabled the channel to increase its advertising revenue mainly through better pricing, as well as a 5% appreciation in the Chilean peso as compared to 2003.

Net revenue for the twelve-month period ended December 31, 2004 was $45.6 million compared to $33.4 million for the same period of 2003. This difference is a result of the increased audience share of our radio stations (Chile and Uruguay) and Chilevision as well as a 12% appreciation in the Chilean Peso as compared to same period in 2003.

Operating expense (before depreciation and amortization) for the fourth quarter of 2004 was $11.1 million compared to $7.9 million for the same period in 2003. The increase is due to the appreciation of the Chilean peso, the increase in sales and marketing costs directly related to the increase in revenues, as well as the increase in production costs as a result of the expense related to a higher number of original production hours incurred by Chilevision to achieve its ratings growth.

Operating expense (before depreciation and amortization) for the twelve-month period ended December 31, 2004 was $35.3 million compared to $26.0 million for the same period of 2003. As was the case in the fourth quarter, this increase is due to the appreciation of the Chilean Peso, the increase in sales and marketing costs and the increase in production expenditures at Chilevision.

Operating income for the fourth quarter of 2004 was $2.6 million, practically unchanged from the same period in 2003. Operating income for the twelve-month period ended December 31, 2004 was $7.5 million compared to $4.9 million for the same period of 2003.

During the fourth quarter of 2004, Chilevision reported an average audience share of 15.2%, compared to 13.5% for the same period in 2003. Chilevision’s average audience share for the twelve-month period ended December 31, 2004 was 15.1%, compared to 14.0% for the same period in 2003.

Ibero American Radio Chile’s average audience share in the fourth quarter of 2004 was 38.9% compared to 34.9% for the same period of 2003. For the twelve-month period ended December 31, 2004 the average audience share was 36.4% compared to 35.7% for the same period in 2003.

In line with the Company’s long term growth plans, as previously announced, Claxson is expecting to complete the sale process of Chilevision in the coming weeks, subject to satisfactory negotiation by the parties of the definitive agreements.

BROADCAST RADIO (excluding Chilevision)

As a result of the pending sale of Chilevision, our Broadcast unit now consists of radio operations in Chile and Uruguay and as such will be renamed Broadcast Radio.

Net revenue for the fourth quarter of 2004 was $5.9 million, a 34% increase from net revenue of $4.4 million for the fourth quarter of 2003. The increase is primarily attributable to the increase in the advertising market and the 5% appreciation in the Chilean peso as compared to 2003.

Net revenue for the twelve-month period ended December 31, 2004 was $18.1 million compared to $14.6 million for the same period of 2003. As was the case in the fourth quarter, this difference is a result of the growth of the Chilean advertising market, the increased sales and the 12% appreciation of the Chilean Peso as compared to same period in 2003.

Operating expense (before depreciation and amortization) for the fourth quarter of 2004 was $3.6 million compared to $2.3 million for the same period in 2003. The increase is due to the appreciation of the Chilean peso, the increase in sales and marketing costs directly related to the increase in revenues.

Operating expense (before depreciation and amortization) for the twelve-month period ended December 31, 2004 was $11.6 million compared to $8.4 million for the same period of 2003. As was the case in the fourth quarter, this increase is due to the appreciation of the Chilean Peso, and the increase in sales and marketing costs.

Operating income for the fourth quarter of 2004 was $1.8 million compared to $2.1 million for the same period of 2003. Operating income for the twelve-month period ended December 31, 2004 was $4.8 million practically unchanged from the same period of 2003.

BROADBAND & INTERNET

Net revenue for the fourth quarter of 2004 increased to $24,000 from $9,000 for the same period of 2003. Net revenue for the twelve-month period ended December 31, 2004 decreased to $100,000 compared to $178,000 for the same period of 2003.

Operating expense (before depreciation and amortization) for the fourth quarter of 2004 was $252,000 compared to $72,000 for the same period in 2003. The increase is basically explained by higher production costs related to video content for the El Sitio Digital Channel (ESDC) platform as part of its PPV and VOD operations. Operating expense

(before depreciation and amortization) for the twelve-month period ended December 31, 2004 was $1.1 million compared to $2.1 million for the same period of 2003.

Operating loss for the fourth quarter of 2004 was $228,000 compared to a $63,000 loss for the same period in 2003. Operating loss for the twelve-month period ended December 31, 2004 was $964,000 compared to $1.9 million for the same period of 2003.

During the second half of 2004, the Company signed distribution agreements and content sales (for both Claxson and third parties) in Argentina and Brazil with an important software provider in the Latin American region, Microsoft. Claxson is in the process of negotiating other agreements that will strengthen the distribution. Additionally, the Company executed agreements to distribute content of Fox Sport Latin America, Playboy Latin America, Utilisima and Reuters News through the ESDC platform.

“I’m pleased that we made the strategic decision to continue investing in Broadband & Internet division. Our agreement with Brasil Telecom, the second largest broadband company in Latin America, and the rate of growth in the number of users of our platform shows that this division has a very promissing future”, said Roberto Vivo, Chairman and CEO, Claxson.

STATEMENT OF CASH FLOWS AND LIQUIDITY

As of December 31, 2004, Claxson had cash and cash equivalents of $7.3 million and $85.8 million in debt, which includes $16.7 million in future interest payments on the Company’s 8.75% Senior Notes due in 2010. For the twelve-month period ended December 31, 2004, Claxson operating activities generated cash flow of $3.6 million compared to $13.0 million for the same period of 2003. The difference is primarily due to efforts to reduce accounts payable balances resulting from the Company’s cash management strategy during previous years. Cash generated from operating activities was primarily used for capital expenditures, the repayment of debt and the payment of fees related to the Claxson formation transaction. In addition, the Company made a $3.4 million investment in Digital Latin America (DLA) as explained in more detail below. Net cash generated by financing activities was $1.6 million as a result of the issuance of $3.5 million in Convertible Debentures during the third quarter of 2004, the renegotiation of the Chilean syndicated financing, the re-payment of debt, the release of the escrowed amounts pursuant to the previous Chilean syndicated credit facility and sale of Claxson common shares to Hicks Muse Tate & Furst related to DLA transaction (discussed below). During the twelve-month period ended December 31, 2004, Claxson received $0.6 million as the last installment from the sale of its investment in the Locomotion Channel in 2002. For the twelve-month period ended December 30, 2004, Claxson had a net use of cash of $0.4 million.

INVESTMENT IN DIGITAL LATIN AMERICA (DLA)

Consistent with Claxson’s long term affiliate sales growth strategy, especially for our premium brands, on October 29, 2004, Claxson made an investment in Digital Latin America, LLC, which provides programming to cable operators throughout Latin America for their digitals tiers, including an interactive programming guide, digital music and pay-per-view services of Hollywood movies. In order to finance this investment, Claxson sold to funds associated with Hicks Muse Tate & Furst (“Hicks Muse”) 830,259 newly-issued Class A Common Shares of Claxson for $3.4 million, increasing the ownership percentage of Hicks Muse to 38% of Claxson. As part of the transaction, Claxson obtained 48% of the equity interest and $3.0 million in preferred shares in DLA Holdings, Inc, a newly formed holding company which owns 100% of DLA in exchange for investment of funds. Additionally, Claxson entered into an agreement to provide services (including satellite space, playout of its channels and back-office support) for a period of up to three years for an additional $3.0 million in preferred shares. After the completion of the transaction Hicks Muse had an equity interest of 38% in DLA Holdings, and the 14% balance is owned by an affiliate of Motorola.

About Claxson

     Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2004.

# # #

Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700

— Financial Tables Attached —

CLAXSON

UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	December 31,	December 31,
	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,270	$7,677
Restricted investments	—	213
Accounts receivable, net	23,812	25,014
Assets held for sale	24,584	17,476
Other current assets	8,698	7,152

Total current assets	64,364	57,532

RESTRICTED INVESTMENTS	—	750

PROPERTY AND EQUIPMENT, net	11,367	13,216

PROGRAMMING RIGHTS, net	4,028	2,372

INVESTMENTS IN UNCONSOLIDATED AFFILIATES	3,407	821

INVESTMENTS IN EQUITY SECURITIES	54	54

GOODWILL	51,021	49,524

BROADCAST LICENSES	16,722	16,849

OTHER ASSETS	5,650	4,223

TOTAL ASSETS	$156,613	$145,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$24,722	$25,275
Liabilities related to assets held for sale	14,752	14,198
Current portion of programming rights obligations	5,332	5,989
Current portion of long-term debt	10,015	11,497

Total current liabilities	54,821	56,959

LONG-TERM LIABILITIES:
Long-term debt, net of current portion	75,784	74,376
Other long-term liabilities	2,795	2,885

Total long-term liabilities	78,579	77,261

MINORITY INTEREST	562	1,128

SHAREHOLDERS’ EQUITY	22,651	9,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$156,613	$145,341

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
NET REVENUES:
Subscriber-based fees	$10,352	$9,665	$40,052	$38,932
Advertising	7,273	5,637	23,339	18,530
Production services	1,122	668	3,233	2,930
Other	719	433	1,560	2,602

Total net revenues	19,466	16,403	68,184	62,994

OPERATING EXPENSES:
Product, content and technology	8,178	6,057	29,292	24,211
Marketing and sales	4,230	1,378	12,834	9,300
Corporate and administration	3,999	4,429	14,846	16,613
Depreciation and amortization	1,264	1,208	4,910	5,045
Impairment of goodwill	—	—	—	2,758

Total operating expenses	17,671	13,072	61,882	57,927

OPERATING INCOME	1,795	3,331	6,302	5,067

INTEREST EXPENSE	(562)	(467)	(1,907)	(2,046)

OTHER INCOME (EXPENSE), NET	577	(664)	817	(1,326)

FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	328	(718)	(175)	8,478

NET (LOSS) INCOME FROM UNCONSOLIDATED AFFILIATES	(747)	146	245	367

INCOME BEFORE PROVISION FOR INCOME TAXES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	1,391	1,628	5,282	10,540

PROVISION FOR INCOME TAXES	(934)	(1,467)	(1,861)	(2,911)

MINORITY INTEREST	215	(1)	267	46

NET INCOME FROM CONTINUING OPERATIONS	672	160	3,688	7,675

DISCONTINUED OPERATIONS
Income from operations of discontinued division — net	1,677	967	3,050	662

INCOME ON DISCONTINUED OPERATIONS	1,677	967	3,050	662

NET INCOME	$2,349	$1,127	$6,738	$8,337

NET INCOME PER COMMON SHARE:
Income from continuing operations
Basic	$0.03	$0.01	$0.19	$0.40

Diluted	$0.03	$0.01	$0.18	$0.40

Discontinued operations
Basic	$0.09	$0.05	$0.15	$0.04

Diluted	$0.08	$0.05	$0.15	$0.04

NET INCOME PER SHARE:
Basic	$0.12	$0.06	$0.34	$0.44

Diluted	$0.11	$0.06	$0.33	$0.44

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	20,060	19,428	19,611	18,886

Diluted	21,696	19,734	20,490	18,980

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,738	$8,337
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of programming rights	2,291	1,205
Share-based compensation	71	49
Depreciation and amortization	4,910	5,045
Accrued and unpaid interest	211	126
Exchange rate (gain) loss	175	(8,478)
Impairment of goodwill	—	2,758
Net loss (gain) on disposal of assets	32	(97)
Income from unconsolidated affiliates	(245)	(367)
Minority interest	(267)	(46)
Changes in operating assets and liabilties	(10,296)	4,499

Net cash provided by operating activities	3,620	13,031

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,984)	(2,271)
Acquisitions, net of cash acquired, and including transaction costs paid	(1,580)	(4,285)
Dividends distributions to minority owners of subsidiaries	(380)	—
Investment in unconsolidated affiliates	(3,375)	—
Dividends from unconsolidated subsidiaries	493	371
Cash in guarantee of sale of subsidiaries	521	—
Proceeds on sale of investment in unconsolidated subsidiaries	625	837

Net cash (used in) investing activities	(5,680)	(5,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible debentures	3,500	—
Net repayments of short/long-term debt	(6,252)	(8,270)
Restricted cash released in guaranty of Chilean syndicated loan	907	706
Proceeds from sale of common shares	3,375	—
Proceeds from excersiced stock options	55	—

Net cash provided by (used in) financing activities	1,585	(7,564)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	68	(511)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(407)	(392)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,677	8,069

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,270	$7,677

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)
Date: April 5, 2005	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer